Exhibit 99.1

N E W S    R E L E A S E

Siyata Mobile Announces Fourth Quarter and Full-Year 2022 Financial Results

●	Q4 Revenue of $2.1M million, up 9% year-over-year

●	Q1 2023 results to be reported after the Nasdaq close on May 24

●	Company to host conference call at 8 a.m. ET on Thursday, May 25

VANCOUVER, BC / ACCESSWIRE / May 16, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW)(“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announced its financial results for the three and twelve months ended December 31, 2022. All amounts are in US dollars unless otherwise indicated.

“We delivered top-line growth of 9% in the fourth quarter of 2022 on strengthening sales of our mission-critical PoC (MCPTT) SD7 solution,” said Marc Seelenfreund, Founder and CEO of Siyata. “Following the successful launch of our SD7 mid-year, total sales for the devices and related accessories exceeded $3 million in the second half of 2022. Recent orders in multiple verticals and particularly in the large-scale education vertical demonstrate the growing adoption of our solutions. Importantly, we are establishing ourselves in new markets beyond our core of first responders and emergency personnel with new distribution channels, particularly in North America, that we believe will drive our business to an inflection point as volumes continue to increase. Our pipeline of new opportunities continues to grow, and we expect the impact of the progress we are making will be more evident in our financial results in 2023.”

Seelenfreund continued, “In 2022, we significantly expanded our distribution platform by establishing partnerships with leading North American cellular carriers, including AT&T, FirstNet, Verizon, Bell and US Cellular. Since then, we have also added T-Mobile and a leading two-way radio distributor to our growing list of channel partners. Establishing these channels lays important groundwork for driving growth in 2023 and beyond. To support anticipated growth, we secured $3.6 million in additional financing through the sale of warrants and entered into an accounts receivable factoring facility subsequent to year-end. We are going after a multi billion dollar market opportunity and believe that we are well positioned to become a market leader in the Push to Talk Over Cellular arena.”

Key financial highlights for the 12 months ended December 31, 2022:

●	Revenues were $6.5 million compared to $7.5 million for the 12 months ended December 31, 2021.

●	Net loss was $15.3 million as compared to a net loss of $23.6 million, which includes $5.6 million of impairment of goodwill and intangibles, in the same period in the prior year.

●	Adjusted EBITDA was ($12.6) million versus ($12.4) million in the prior year.

Key financial highlights for the three months ended December 31, 2022:

●	Revenues were $2.1 million compared to $1.9 million for the three months ended December 31, 2021. This increase of $174,000, or 9%, was due mainly to sales of the SD7 in Q4 2022 of $985,000, offset by the decrease in sales of the legacy products and boosters of $811,000.

●	Net loss was $6.6 million as compared to a net loss of $5.0 million in the same period in the prior year.

●	Adjusted EBITDA was negative $5.0 million versus negative $2.7 million in the same period in the prior year.

Liquidity and Capital Resources

As of December 31, 2022, the Company had a cash balance of $1.9 million and working capital of $1.6 million compared to $1.6 million and ($669,000), respectively, as of December 31, 2021.

As of December 31, 2022, the Company had zero debt compared to $7,200,000 of face-value promissory notes as of December 31, 2021.

Earnings Release and Conference Call Details

The Company plans to report results for the three months ended March 31, 2023 after the market close on Wednesday, May 24, 2023.

The Company will host a conference call at 8 a.m. ET on Thursday, May 25, 2023 to discuss its fourth quarter and full year 2022 and its first quarter 2023 financial results. Following management’s formal remarks there will be a question-and-answer session.

Date: Thursday, May 25, 2023

Time: 8 a.m. Eastern Time/5 a.m. Pacific Time

Conference ID number: 96645139

North America dial-in number: +1 (416) 764-8658

International toll-free dial-in number: +1 (888) 886-7786

There will also be a playback of the conference call, available in MP3 format by contacting investor relations below.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	December 31, 2022	December 31, 2021
ASSETS
Current
Cash	$1,913,742	$1,619,742
Trade and other receivables	1,574,628	1,544,427
Prepaid expenses	173,504	154,266
Inventory	4,092,550	2,397,471
Advance to suppliers	155,852	470,167
	7,910,276	6,186,073
Long term receivable	150,185	168,167
Right of use assets	887,137	1,077,845
Equipment	207,402	267,967
Intangible assets	6,987,531	4,350,537
Total assets	$16,142,531	$12,050,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan	$-	$27,159
Accounts payable and accrued liabilities	3,078,650	2,646,321
Deferred revenue	149,600	-
Lease obligations	303,788	232,969
Convertible debenture	-	1,421,911
Warrant liability	2,734,804	2,176,686
Future purchase consideration	-	350,000
	6,266,842	6,855,046
Lease obligation	635,217	787,513
Convertible debenture	-	1,921,382
Total liabilities	6,902,059	9,563,941
Shareholders’ equity
Share capital	73,312,866	54,655,244
Reserves	13,647,399	10,389,555
Accumulated other comprehensive loss	98,870	(38,739)
Deficit	(77,818,663)	(62,519,412)
	9,240,472	2,486,648
Total liabilities and shareholders’ equity	$16,142,531	$12,050,589

Consolidated Statements of Operation and Comprehensive Income

(Expressed in US dollars)

For the 12 months ended December 31, 2022 and 2021

	12 months ended Dec 31
	USD	USD
	2022	2021

Revenue	$6,481,910	$7,545,488
Cost of sales	(5,092,011)	(5,677,317)
Gross profit	1,389,899	1,868,171

EXPENSES
Amortization and depreciation	1,142,165	1,008,321
Development expenses	339,828	846,242
Selling and marketing	4,723,309	4,504,992
General and administrative	7,435,016	4,932,450
Inventory impairment	813,205	3,087,999
Inventory loss from water damage	544,967	-
Bad debts	86,103	930,971
Impairment of intangibles	-	4,739,286
Impairment goodwill	-	852,037
Share-based payments	2,888,704	1,338,931
Total operating expenses	17,973,297	22,241,229
Net operating loss	(16,583,398)	(20,373,058)

OTHER EXPENSES
Finance expense	181,413	1,984,040
Foreign exchange	586,794	108,632
Change in fair value of convertible promissory note	4,794,710	295,492
Change in fair value of warrant liability	(8,245,662)	(390,322)
Transaction costs	1,398,598	1,254,642
Total other expenses	(1,284,147)	3,252,484
Recovery of income taxes	-	-
Net loss for the year	(15,299,251)	(23,625,542)

Other comprehensive income
Translation adjustment	137,609	138,764

Comprehensive loss for the year	$(15,161,642)	$(23,486,778)

Weighted average shares	20,912,391	4,849,250
Basic and diluted loss per share	$(0.73)	$(4.87)

Consolidated Statements of Operation and Comprehensive Income

(Expressed in US dollars)

For the 3 months ended December 31, 2022 and 2021

	3 months ended Dec 31
	USD	USD
	Q4 2022	Q4 2021

Revenue	$2,111,523	$1,937,659
Cost of sales	(1,941,451)	(1,772,773)
Gross profit	170,072	164,886

EXPENSES
Amortization and depreciation	330,931	222,666
Development expenses	39,891	27,727
Selling and marketing	1,289,108	1,047,617
General and administrative	2,750,314	1,674,593
Inventory impairment	509,833	(301,532)
Loss from water damage	544,967	-
Bad debts	18,465	382,568
Impairment of intangibles	-	416,487
Impairment goodwill	-	32,583
Share-based payments	410,009	153,726
Total operating expenses	5,893,518	3,656,435
Net operating loss	(5,723,446)	(3,491,549)

OTHER EXPENSES
Finance expense	181,413	507,705
Foreign exchange	586,794	(100,336)
Change in fair value of convertible promissory note	4,794,710	295,492
Change in fair value of warrant liability	(8,245,662)	(390,322)
Transaction costs (Note 21)	1,398,598	1,175,573
Total other expenses	(1,284,147)	1,488,112
Net loss for the year	(7,007,593)	(4,979,661)

Other comprehensive income
Translation adjustment	137,609	145,866

Comprehensive loss for the year	$(6,869,984)	$(4,833,795)

Weighted average shares	39,753,873	5,033,715
Basic and diluted loss per share	$(0.18)	$(0.99)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three and 12 months ended December 31, 2022 and 2021

	Three months ended December 31,		12 months ended December 31,
	2022	2021	2022	2021
Net operating loss	$(5,723,447)	$(3,491,549)	(16,583,398)	(20,273,058)
Amortization and depreciation	330,931	222,666	1,142,165	1,008,321
Intangible impairment	-	416,487	-	4,739,286
Goodwill impairment	-	32,583	-	852,037
Stock-based compensation	410,009	153,726	2,884,704	1,338,931
Adjusted EBITDA	$(4,982,507)	$(2,666,087)	$(12,552,529)	$(12,434,483)

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